August 5, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Post-Effective Amendment No. 10/14 to the Registration Statement on Form N-1A for BBH Trust (the “Trust”) (File Nos. 333-129342, 811-21829)

Ladies and Gentlemen:

     Attached hereto for filing on behalf of the Trust pursuant to: (1) the Securities Act of 1933, as amended, and Rule 485(a)(1) thereunder; (2) the Investment Company Act of 1940, as amended (the “1940 Act”); and (3) Rule 101(a) of Regulation S-T, is post-effective amendment No. 10 (amendment No. 14 under the 1940 Act) to the Trust’s registration statement on Form N-1A (the “Amendment”), including Part C.

     This Amendment is being filed to make certain changes to the Trust’s Prospectus and SAI in compliance with the new Form N-1A summary prospectus requirements and make certain non-material changes to the Registration Statement. Pursuant to Rule 302 under Regulation S-T, the Trust will retain the manually executed copy of the Amendment. The electronic copy of the Amendment contains conformed signatures.

     If you have any questions or comments concerning the Amendment, please contact me at (617) 772-1616.

Very truly yours,

/s/ Suzan M. Barron
Suzan M. Barron
Secretary

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